Expense Limitation Letter Agreement

                            ROULSTON & COMPANY, INC.
                         3636 Euclid Avenue, Suite 3000
                               Cleveland, OH 44115


To:      Fairport Funds
         3636 Euclid Avenue
         Suite 3000
         Cleveland, OH 44115

     You have engaged us to act as the sole investment adviser to the Fairport Government Securities Fund (the "Fund") of Fairport Funds (the "Trust") pursuant to an Investment Advisory Agreement dated as of October 25, 2001. Effective March 1, 2004 through February 28, 2005, we hereby agree to waive all or a portion of our management fees and/or reimburse the Fund for the expenses it incurs during that period, but only to the extent necessary to maintain total annual operating expenses at 1.00% of the Fund's average daily net assets.

     You hereby agree that, if we so request, any operating expenses of the Fund reimbursed by us pursuant to this Agreement shall be repaid to us by the Fund in the first, second, and third fiscal years following the fiscal year ending October 31, 2004, if the total annual operating expenses of the Fund for each such year or years, after giving effect to the repayment, do not exceed 1.00% of the Fund's average daily net assets for that period (or any lower expense limitation or limitations to which we may otherwise agree) .

                                                    Very truly yours,

                                                    Roulston & Company, Inc.


                                                    By:  /S/ Kenneth J. Coleman


                                   Acceptance

          The foregoing Agreement is hereby accepted.

                                                    Fairport Funds


                                                    By:  /S/ Charles A. Kiraly